Exhibit 99.1

HiSoft Reports Second Quarter 2012 Financial Results

Solid Growth and Earnings; Raises Full-Year Guidance

BEIJING, August 10, 2012 — HiSoft Technology International Limited (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the second quarter of 2012 ended June 30, 2012.

Key Highlights

Second Quarter 2012 as compared to Second Quarter 2011

•                 Net revenues were US$71.8 million, up 41.1%

•                 Gross profit was US$25.6 million, up 42.7%

•                 Diluted net income per ADS(1) was US$0.20, compared to US$0.12

•                 Non-GAAP(2) diluted net income per ADS was US$0.30, compared to US$0.18

•                 Total employees as of June 30, 2012 was 7,814, compared to 6,410

“We are pleased to report a solid increase in revenue while maintaining a healthy improvement in our margins in the second quarter 2012,” said HiSoft Chief Executive Officer Tiak Koon Loh. “This sound performance testifies to our strong market position and disciplined execution in our growth strategies.”

“In the second quarter, our CPS revenue grew by 157% and our Greater China business continued to lead as a growth driver recording a 109% year-over-year increase in revenue. We are also pleased to see positive results reflected in our BFSI revenue which grew 67% year-over-year, contributing 31% of our total revenue. Our domestic BFSI practice remains especially robust,” he said.

Loh concluded, “While our underlying operating performance is solid, we cannot ignore weaker economic conditions in much of the world which may moderate our growth.  Despite macro-economic uncertainties, we believe our sturdy foundation of domain expertise, global presence, wide range of service lines and talented human resource pool will enable us to drive the delivery of quality services and deliver sustainable growth.”

Recent Developments

•                 HiSoft has entered into a framework agreement with the Administrative Committee of the Wuxi State Hi-Tech Zone to purchase the Company’s existing campus facility in Wuxi city, Jiangsu province, China, for an estimated aggregate consideration of approximately US$22 million. Subject to satisfaction of customary conditions and regulatory approvals, the consideration is expected to be paid in installments over the course of one year beginning in the third quarter of 2012.

(1)  Each American depositary share (“ADS”) represents 19 common shares.

(2)  Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets, and change in fair value of contingent consideration payable for business acquisition. These non-GAAP measures and related reconciliations to GAAP measures are described in the sections “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” located elsewhere in this press release.

Second Quarter 2012 Financial Results

Net Revenues

Net revenues were US$71.8 million for the second quarter of 2012, an increase of 41.1% from US$50.9 million for the corresponding period in 2011. The strong year-over-year growth in net revenues was driven by strong demand across all service lines and key geographic markets.

Net Revenues by Service Line

	Three Months Ended		Three Months Ended		Year-over-Year
	June 30, 2012		June 30, 2011		% Change
	(US$ in thousands, except percentages)
IT Services	41,594	58.0%	26,993	53.1%	54.1%
CPS	16,763	23.4%	6,513	12.8%	157.4%
ADM	24,831	34.6%	20,480	40.3%	21.2%
R&D Services	30,175	42.0%	23,874	46.9%	26.4%
Total Net Revenues	71,769	100%	50,867	100%	41.1%

HiSoft has two service lines:  Information Technology (“IT”) services and research and development (“R&D”) services. The Company divides IT services into two categories:  consulting and packaged solution services (“CPS”) and application development, testing and maintenance services (“ADM”).

Net revenues from IT services were US$41.6 million for the second quarter of 2012, an increase of 54.1% from US$27.0 million for the corresponding period in 2011. The Company’s CPS services recorded year-over-year revenue growth of 157.4% as a result of expanded solution offerings and an expanded client portfolio.

Net revenues from R&D services were US$30.2 million for the second quarter of 2012, an increase of 26.4% from US$23.9 million for the corresponding period in 2011.

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended		Three Months Ended		Year-over-Year
	June 30, 2012		June 30, 2011		% Change
	(US$ in thousands, except percentages)
United States	33,387	46.5%	25,842	50.8%	29.2%
Greater China	17,442	24.3%	8,367	16.4%	108.5%
Japan	13,749	19.2%	8,878	17.5%	54.9%
Europe	4,846	6.8%	4,706	9.3%	3.0%
Asia South	2,345	3.2%	3,074	6.0%	-23.7%
Total Net Revenues	71,769	100%	50,867	100%	41.1%

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States accounted for US$33.4 million or 46.5% of net revenues during the second quarter of 2012, followed by 24.3% for Greater China, 19.2% for Japan, 6.8% for Europe and 3.2% for Asia South.

In the second quarter, Greater China continued its strong growth momentum of 108.5% year-over-year. The United States and Japan also continued to demonstrate solid momentum recording year-over-year net revenue growth of 29.2% and 54.9%, respectively. As expected, growth from Europe was negatively impacted by adverse macro-economic conditions resulting in a 3.0% year-over-year increase. Asia South recorded a 23.7% decrease in revenue year-over-year primarily due to some projects in Singapore being postponed until the second half of the year.

Net Revenues based on Location of Contract Signing Entity

	Three Months Ended		Three Months Ended		Year-over-Year
	June 30, 2012		June 30, 2011		% Change
	(US$ in thousands, except percentages)
Greater China	31,564	44.0%	20,295	39.9%	55.5%
United States	16,228	22.6%	10,723	21.1%	51.3%
Japan	14,374	20.0%	11,065	21.8%	29.9%
Asia South	8,245	11.5%	7,458	14.6%	10.6%
Europe	1,358	1.9%	1,326	2.6%	2.4%
Total Net Revenues	71,769	100%	50,867	100%	41.1%

Measuring the Company’s net revenues based on the location of contract signing entity, Greater China accounted for 44.0% of net revenues in the second quarter of 2012, the United States accounted for 22.6%, Japan accounted for 20.0%, Asia South accounted for 11.5% and Europe accounted for 1.9%.

In the second quarter of 2012, the Company generally achieved strong year-over-year net revenue growth based on the location of contract signing entity:  Greater China grew 55.5%, the United States grew 51.3% and Japan grew 29.9%, while Asia South grew 10.6% and Europe grew 2.4%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three, top five and top ten clients accounted for 21.6%, 30.6% and 43.7% of net revenues, respectively, during the second quarter of 2012, compared to 30.7%, 39.5% and 54.4%, respectively, for the corresponding period in 2011.

Gross Profit and Gross Margin

Gross profit was US$25.6 million for the second quarter of 2012, an increase of 42.7% from US$18.0 million for the corresponding period in 2011. During the second quarter of 2012, gross margin was 35.7% compared to 35.3% for the corresponding period in 2011. The improvement in gross margin was primarily due to increased sales in higher value-added services.

Non-GAAP gross margin was 36.2% for the second quarter of 2012, improved from 35.6% in the corresponding period in 2011.

Operating Expenses

Total operating expenses were US$18.5 million for the second quarter of 2012, an increase of 31.1% from US$14.1 million for the corresponding period in 2011. Total operating expenses as percentage of total revenues decreased to 25.8%, from 27.8% for the corresponding period in 2011. The year-over-year increase in operating expenses was primarily due to increased headcount and salaries to support sales growth.  There was also an increase of US$1.0 million in expenses associated with non-cash items including share-based compensation expense for employee retention and incentive and the amortization of acquired intangible assets.

Operating Income and Operating Margin

Operating income for the second quarter of 2012 was US$7.1 million, an increase of 85.4% from US$3.8 million for the corresponding period in 2011. Non-GAAP operating income for the second quarter 2012 was US$10.2 million, an increase of 78.6% from US$5.7 million for the corresponding period in 2011.

Operating margin was 9.9% for the second quarter of 2012, compared to 7.5% for the same period in 2011. Non-GAAP operating margin was 14.2% for the second quarter of 2012, compared to 11.2% for the corresponding period in 2011.

The improvement in operating income and operating margin reflected the Company’s increased sales in higher value-added services.

Provision for Income Taxes

Provision for income taxes was US$1.4 million for the second quarter of 2012, compared to US$0.5 million provision for income taxes in the second quarter of 2011.

Net Income and Net Income per ADS

Net income attributable to the Company was US$6.4 million for the second quarter of 2012, an increase of 62.2% from US$3.9 million for the corresponding period in 2011. Diluted net income per ADS was US$0.20 for the second quarter of 2012, improved from US$0.12 in the corresponding period of 2011.

Non-GAAP net income was US$9.4 million for the second quarter of 2012, an increase of 63.0% from US$5.8 million for the same period in 2011. Non-GAAP diluted net income per ADS was US$0.30 in the second quarter of 2012, compared to US$0.18 in the corresponding period of 2011.

The improvement in the net income attributable to the Company and non-GAAP net income reflected the Company’s increased sales from expanded solution offerings including higher value-added services to a boarder range of clients. It is also a reflection of the Company’s continual efforts to optimize cost and deliver further efficiencies.

Cash Flow and DSO

As of June 30, 2012, the Company had cash and cash equivalents, restricted cash, and term deposits totaling US$127.8 million. Operating cash flow for second quarter of 2012 was a net inflow of approximately US$0.5 million.

The Company anticipates a US$22.0 million cash payment to be made in installments over the course of one year starting the third quarter of 2012 for the purchase of a campus in Wuxi city, Jiangsu province, China.

Days sales outstanding (“DSO”) was 97 days for the second quarter 2012, compared to 92 days for the year ended 2011. The increase in DSO was primarily due to an increase in the number of fixed- price contracts signed with customers in China and Singapore.

First Half 2012 Financial Results

Net Revenues

Net revenues were US$137.3 million for the first half of 2012, an increase of 44.2% year-over-year from US$95.2 million for the corresponding period in 2011.

Net Revenues by Service Line

	Six Months Ended		Six Months Ended		Year-over-Year
	June 30, 2012		June 30, 2011		% Change
	(US$ in thousands, except percentages)
IT Services	80,878	58.9%	52,321	55.0%	54.6%
CPS	30,376	22.1%	12,104	12.7%	151.0%
ADM	50,502	36.8%	40,217	42.3%	25.6%
R&D Services	56,379	41.1%	42,858	45.0%	31.5%
Total Net Revenues	137,257	100.0%	95,179	100.0%	44.2%

Net revenues from IT services were US$80.9 million for the first half of 2012, an increase of 54.6% from US$52.3 million for the corresponding period in 2011. The Company’s CPS services, comprising a portfolio of higher value-added solutions, recorded a 151.0% year-over-year increase.

Net revenues from R&D services were US$56.4 million for the first half of 2012, an increase of 31.5% year-over-year from US$42.9 million for the corresponding period in 2011.

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Six Months Ended		Six Months Ended		Year-over-Year
	June 30, 2012		June 30, 2011		% Change
	(US$ in thousands, except percentages)
United States	63,249	46.1%	47,754	50.2%	32.4%
Greater China	32,205	23.5%	15,962	16.8%	101.8%
Japan	27,160	19.8%	17,345	18.2%	56.6%
Europe	9,384	6.8%	8,826	9.3%	6.3%
Asia South	5,259	3.8%	5,292	5.5%	-0.6%
Total Net Revenues	137,257	100.0%	95,179	100.0%	44.2%

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States, accounted for US$63.2 million or 46.1% of net revenues, during the first half of 2012, followed by 23.5% for Greater China, 19.8% for Japan, 6.8% for Europe and 3.8% for Asia South.

For the first half of 2012, the United States grew 32.4%, Europe grew 6.3%, Japan grew 56.6%, Greater China grew 101.8% and Asia South decreased by 0.6% year-over-year.

Net Revenues based on Location of Contract Signing Entity

	Six Months Ended		Six Months Ended		Year-over-Year
	June 30, 2012		June 30, 2011		% Change
	(US$ in thousands, except percentages)
Greater China	55,946	40.7%	37,719	39.6%	48.3%
United States	30,642	22.3%	19,606	20.6%	56.3%
Japan	29,050	21.2%	21,950	23.1%	32.3%
Asia South	19,457	14.2%	13,424	14.1%	44.9%
Europe	2,162	1.6%	2,480	2.6%	-12.8%
Total Net Revenues	137,257	100.0%	95,179	100.0%	44.2%

Measuring the Company’s net revenues based on the location of contract signing entities, Greater China accounted for 40.7% of net revenues in the first half of 2012, while the United States accounted for 22.3%, Japan accounted for 21.2%, Asia South accounted for 14.2% and Europe accounted for 1.6%.

The Company achieved strong year-over-year net revenue growth based on the location of contract signing entities for the first half of 2012: United States grew 56.3%, Europe decreased by 12.8%, Japan grew 32.3%, Greater China grew 48.3% and Asia South grew 44.9%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three, top five and top ten clients accounted for 22.6%, 32.1% and 45.2% of net revenues, respectively, during the first half of 2012, compared to 29.1%, 38.9% and 54.8%, respectively, for the corresponding period in 2011.

Gross Profit and Gross Margin

Gross profit was US$48.5 million for the first half of 2012, an increase of 51.2% year-over-year from US$32.1 million for the corresponding period in 2011. For the first half of 2012, gross margin was 35.3%, compared to 33.7% for the corresponding period in 2011.

Operating Expenses

Total operating expenses were US$35.4 million for the first half of 2012, an increase of 37.9% year-over-year from US$25.6 million for the corresponding period in 2011.

Operating Income and Operating Margin

Operating income for the first half of 2012 was US$13.2 million, an increase of 104.3% year-over-year from US$6.4 million for the corresponding period in 2011. Operating margin was 9.6% for the first half of 2012, compared to 6.8% for the corresponding period in 2011.

Provision for Income Taxes

Provision for income taxes was US$2.3 million for the first half of 2012, compared to a US$0.8 million provision for income taxes for the corresponding period in 2011. The increase in income tax provision and tax rate was primarily the result of better than expected overall profitability in the first half of the year as well as the phasing out of some preferential tax rates for some of the Company’s operating entities.

Net Income and Net Income per ADS

Net income attributable to the Company was US$12.4 million for the first half of 2012, an increase of 85.9% compared to US$6.7 million for the corresponding period in 2011. Diluted net income per ADS was US$0.39 for the first half of 2012 compared to US$0.21 for the corresponding period in 2011.

Non-GAAP net income was US$18.1 million for the first half of 2012, an increase of 72.8% from US$10.5 million for the corresponding period in 2011.  Non-GAAP diluted net income per ADS was US$0.57 for the first half of 2012 compared to US$0.33 for the corresponding period in 2011.

Cash Flow and DSO

Operating cash flow for the first half of 2012 was a net outflow of approximately US$2.0 million.

Days sales outstanding was 96 days for the first half of 2012.

Outlook for Third Quarter 2012

For the third quarter of 2012, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be at least US$77.0 million, representing an expected growth rate of 30.8% year-over-year

•                  Non-GAAP diluted net income per ADS to be in the estimated range of US$0.31 to US$0.32. This represents an expected growth rate of 19.2% to 23.1% year-over-year, based on 31.9 million weighted average ADSs outstanding

For the full year 2012, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be at least US$297.0 million, representing an expected growth rate of 35.6% year-over-year

•                  Non-GAAP diluted net income per ADS to be in the estimated range of US$1.20 to US$1.23. This represents an expected growth rate of 33.3% to 36.7% year-over-year, based on 31.8 million weighted average ADSs outstanding

The non-GAAP diluted net income per ADS estimates assume an effective income tax rate of between 14% to 16%.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.  These estimates also do not include any expected or potential impact from any currently proposed or future merger or acquisition.

Second Quarter 2012 Conference Call Details

HiSoft management will hold an earnings conference call at 8:00 a.m. Eastern Time on Friday, August 10, 2012, (8:00 p.m. Beijing/Hong Kong Time on Friday, August 10, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the live conference call are as follows:

•                  U.S. Toll Free: 1-800-860-2442

•                  International Dial In: +1-412-858-4600

Additional methods to access the conference call include:

•                  Live Webcast Broadcast:  http://www.mzcan.com/cancast/us/index.php?id=usHSFT_34&version=e

•                  Telephone Replay:  Available approximately one hour after the end of the call through August 20, 2012, at 9:00 a.m. Eastern Time.

U.S. Toll Free:  1-877-344-7529

International Dial In:  +1-412-317-0088

Conference Number: 10016461

•                  Archived Webcast: Available on the Investor Relations section of the HiSoft website at http://www.hisoft.com

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. The presentation of these measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported of forecasted by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	June 30, 2012	December 31, 2011

ASSETS
Current Assets
Cash and cash equivalents	90,425	113,856
Restricted cash	1,426	1,222
Term deposits	35,992	21,681
Account receivable, net	82,615	61,413
Other current assets	7,969	7,135
Total current assets	218,427	205,307

Property, plant and equipment, net	13,211	13,774
Goodwill and intangible assets, net	60,405	52,546
Other long-term assets	2,758	1,552
Total assets	294,801	273,179

LIABILITIES AND EQUITY
Current liabilities	55,123	51,029

(including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $239 and $238 as of June 30, 2012 and December 31, 2011, respectively)

Other liabilities	13,704	12,260
Total liabilities	68,827	63,289
Total shareholder’s equity	225,974	209,890
Total liabilities and equity	294,801	273,179

Note:

As of June 30, 2012, there were 595,868,022 ordinary shares (31,361,475 ADSs) issued and outstanding.

As of December 31, 2011, there were 595,868,033 ordinary shares (31,361,475 ADSs) issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011

Net revenues	71,769	50,867	137,257	95,179
Cost of revenues	(46,132)	(32,897)	(88,743)	(63,100)
Gross profit	25,637	17,970	48,514	32,079
Operating expenses	(18,530)	(14,136)	(35,354)	(25,637)
Income from operations	7,107	3,834	13,160	6,442

Other income	1,010	662	2,055	1,219
Net income before income tax expenses	8,117	4,496	15,215	7,661
Income tax expenses	(1,395)	(495)	(2,282)	(843)
Net income	6,722	4,001	12,933	6,818

Less: Net profit attributable to non-controlling interest	(357)	(76)	(492)	(127)

Net income attributable to HiSoft Technology International Limited	6,365	3,925	12,441	6,691

Net income per share
Basic	0.01	0.01	0.02	0.01
Diluted	0.01	0.01	0.02	0.01

Weighted average shares used in calculating net income per common share
Basic	576,245,576	584,843,145	575,202,866	582,100,664
Diluted	603,607,144	596,707,002	601,326,836	600,198,284

Net Income per ADS
Basic	0.21	0.13	0.41	0.22
Diluted	0.20	0.12	0.39	0.21

Weighted average ADS used in calculating net income per ADS
Basic	30,328,715	30,781,218	30,273,835	30,636,877
Diluted	31,768,797	31,405,632	31,648,781	31,589,383

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended June 30,		Year ended June 30,
	2012	2011	2012	2011

Net income	6,722	4,001	12,933	6,818
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	(1,383)	2,295	(978)	3,137

Comprehensive income	5,339	6,296	11,955	9,955

Less: Comprehensive income attributable to noncontrolling interest	(339)	(90)	(478)	(148)

Comprehensive income attributable to Hisoft Technology International Limited	5,000	6,206	11,477	9,807

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

GAAP operating income	7,107	3,834	13,160	6,442
GAAP operating margin	9.9%	7.5%	9.6%	6.8%

Adjustments:
- Share-based compensation	1,849	1,114	3,806	2,291
- Amortization of acquired intangible assets	1,165	435	2,208	846
- Change in fair value of contingent consideration payable for M&A	35	302	(346)	652

Non-GAAP operating income	10,156	5,685	18,828	10,231
Non-GAAP operating margin	14.2%	11.2%	13.7%	10.7%

GAAP net income	6,365	3,925	12,441	6,691
GAAP net margin	8.9%	7.7%	9.1%	7.0%

Adjustments:
- Share-based compensation	1,849	1,114	3,806	2,291
- Amortization of acquired intangible assets	1,165	435	2,208	846
- Change in fair value of contingent consideration payable for M&A	35	302	(346)	652

Non-GAAP net income	9,414	5,776	18,109	10,480
Non-GAAP net margin	13.1%	11.4%	13.2%	11.0%

Non-GAAP net income per ADS
Basic	0.31	0.19	0.60	0.34
Diluted	0.30	0.18	0.57	0.33

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	30,328,715	30,781,218	30,273,835	30,636,877
Diluted	31,768,797	31,405,632	31,648,781	31,589,383

GAAP net income per ADS
Basic	0.21	0.13	0.41	0.22
Adjustments:
- Share-based compensation	0.06	0.04	0.13	0.07
- Amortization of acquired intangible assets	0.04	0.01	0.07	0.03
- Change in fair value of contingent consideration payable for M&A	—	0.01	(0.01)	0.02
Non-GAAP net income per ADS
Basic	0.31	0.19	0.60	0.34

GAAP net income per ADS
Diluted	0.20	0.12	0.39	0.21
Adjustments:
- Share-based compensation	0.06	0.04	0.12	0.07
- Amortization of acquired intangible assets	0.04	0.01	0.07	0.03
- Change in fair value of contingent consideration payable for M&A	—	0.01	(0.01)	0.02
Non-GAAP net income per ADS
Diluted	0.30	0.18	0.57	0.33

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash flows from operating activities:
Net income	6,722	4,001	12,933	6,818
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision (reversal) for doubtful accounts	58	(148)	89	208
(Gain) loss on disposal of property, plant and equipment	—	—	(44)	32
Depreciation	1,406	1,017	2,798	1,935
Change in fair value of foreign-currency forward contract	36	57	45	53
Amortization of intangible assets	1,165	435	2,208	846
Interest expense	—	—	—	64
Share-based compensation expenses	1,849	1,114	3,806	2,291
Changes in fair value of contingent consideration	35	302	(346)	652
Changes in operating assets and liabilities:
Accounts receivable	(11,331)	(7,193)	(19,732)	(8,436)
Other current assets	(1,543)	3,216	(1,579)	2,121
Income tax receivable		838		838
Other assets	(173)	(26)	(238)	(67)
Accounts payable	(533)	(626)	(1,276)	(492)
Other liabilities	2,858	3,612	(684)	(41)

Net cash provided by (used in) operating activities	549	6,599	(2,020)	6,822

Cash flows from investing activities:
Term deposits	(13,442)	—	(14,712)	—
Purchase of property, plant and equipment	(1,293)	(2,349)	(2,329)	(3,840)
Restricted cash	(288)	(309)	(206)	(324)
Deferred and contingent consideration paid for business acquisition	(1,306)	(1,000)	(2,088)	(1,000)

Net cash used in investing activities	(16,329)	(3,658)	(19,335)	(5,164)

Cash flows from financing activities:
Repayment of bank loan	(183)	—	(183)	(40,064)
Cash received from non-controlling	—	—	—	908
Proceeds from issuance of common share under employee option plan	213	4,169	1,270	4,169
Deferred and contingent consideration paid for business acquisitions	—	(3,100)	(2,897)	(5,300)

Net cash provided by (used in) financing activities	30	1,069	(1,810)	(40,287)

Effect of exchange rate changes	(883)	949	(266)	1,939

Net (decrease) increase in cash and cash equivalents	(16,633)	4,959	(23,431)	(36,690)
Cash and cash equivalents at beginning of period	107,058	128,244	113,856	169,893

Cash and cash equivalents at end of period	90,425	133,203	90,425	133,203